World Omni Auto Leasing LLC

World Omni LT
250 Jim Moran Blvd.
Deerfield Beach, Florida 33442

September 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg
Kayla Roberts

Re:

World Omni Auto Leasing LLC
World Omni LT
Registration Statement on Form SF-3
Originally Filed July 31, 2025, as Amended by Amendment No. 1

Filed September 11, 2025; File Nos. 333-289150 and 333-289150-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of World Omni Auto Leasing LLC and World Omni LT (collectively, the “Registrants”) hereby requests acceleration of the effective date of the above-referenced registration statement (the "Registration Statement") to 4:00 p.m. Eastern time on September 30, 2025 or as soon as possible thereafter.

Each of the Registrants hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrants may not assert staff comments and the declaration of effectiveness of the above-referenced Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bryan Romano
Bryan Romano
Chief Executive Officer and Treasurer of World Omni Auto Leasing LLC and Treasurer of Auto Lease Finance LLC, as Initial Beneficiary of World Omni LT

cc:	Paula Pescaru, Esq., World Omni Auto Leasing LLC and World Omni LT
Rudgee S. Charles, Esq., Mayer Brown LLP
Jeffrey S. O’Connor, Esq., Mayer Brown LLP